10026727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

RECD S.E.C.
MAR 1 2010
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winebrenner Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10602 Timberwood Circle, Suite 13
(No. and Street)

Louisville (City) KY (State) 40223-5367 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Earl G. Winebrenner, III 502-671-0015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs P.C.
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Pkwy. (Address) Indianapolis (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Earl G. Winebrenner, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winebrenner Capital Partners LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. PACKER
My Commission Expires
NOTARY PUBLIC
12-07-2013
STATE AT LARGE, KENTUCKY

[signature]
Signature

Managing Member & FNOP
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINEBRENNER CAPITAL PARTNERS, LLC
Financial Statements
Year Ended December 31, 2009

WINEBRENNER CAPITAL PARTNERS, LLC

TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
WINEBRENNER CAPITAL PARTNERS, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial condition of WINEBRENNER CAPITAL PARTNERS, LLC as of December 31, 2009, and the related statements of income and changes in members equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of WINEBRENNER CAPITAL PARTNERS, LLC, as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Somerset CPAs PC

February 23, 2010

WINEBRENNER CAPITAL PARTNERS, LLC
Statement of Financial Condition
December 31, 2009

Assets

Current Assets	
Cash and cash equivalents	$ 262,147
Cash deposit with clearing organization	25,000
Commissions receivable	53,308
Loan to member	0
Prepaid expenses	16,707
Total Current Assets	357,162
Property and Equipment	
Leasehold improvements	8,575
Office equipment	40,494
Vehicle	29,483
Capital leased equipment	27,220
Accumulated depreciation	(47,066)
Total Property and Equipment, Net	58,706
Other Assets	2,053
Total Assets	$ 417,921

Liabilities and Members' Equity

Current Liabilities	
Current maturities of capital lease obligation	$ 5,385
Accounts payable	23,252
Accrued expenses	7,874
Total Current Liabilities	36,511
Long-term Liabilities, less current maturities	
Capital lease obligation	14,530
Total Liabilities	51,041
Members' Equity	366,880
Total Liabilities and Members' Equity	$ 417,921

See accompanying notes.

WINEBRENNER CAPITAL PARTNERS, LLC
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commission income	$ 1,261,937
Investment banking fees	209,841
Interest income	3,195
Total Revenues	1,474,973
Expenses	
Salaries and wages	738,025
Advertising	152,678
Brokerage and clearing fees	108,884
Office expenses	92,083
Dues and fees	44,564
Rent	43,305
Travel and entertainment	39,967
Employee benefits	30,821
Equipment lease and maintenance	30,411
Licenses and fees	20,371
Professional services	11,164
Depreciation	11,127
Interest expense	1,699
Miscellaneous expenses	991
Total Expenses	1,326,090
Net Income	$ 148,883

See accompanying notes.

WINEBRENNER CAPITAL PARTNERS, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ 217,997
Net Income	148,883
Balance at December 31, 2009	$ 366,880

See accompanying notes.

WINEBRENNER CAPITAL PARTNERS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net income	$ 148,883
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,127
Increase in accounts receivable	(38,357)
Increase in prepaid expenses and other assets	(653)
Increase in accounts payable and accrued expenses	14,474
Net cash provided by operating activities	135,474
Cash Flows from Investing Activities	
Repayment of member loan	5,000
Payment for purchase of vehicle	(29,482)
Net cash used in investing activities	(24,482)
Cash Flows from Financing Activities	
Principal payments on capital lease obligation	(4,997)
Net cash provided by financing activities	(4,997)
Net Increase in Cash and Cash Equivalents	105,995
Cash and Cash Equivalents, Beginning of Year	156,152
Cash and Cash Equivalents, End of Year	$ 262,147

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Winebrenner Capital Partners, LLC (the "Company"), is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulation Authority. The Company was formed on March 26, 1992, as a single member Kentucky limited liability company and is registered with the Securities and Exchange Commission.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the personal assets, liabilities, revenues or expenses of the individual members.

Revenue Recognition

The Company recognizes revenue through commissions generated by effecting trades for its customers. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Investment banking revenues includes fees arising from securities offerings in which the Company acts as the placement agent. Investment banking revenues also includes fees earned from providing mergers-and-acquisition advisory services. Investment banking fees are recognized over the term of the contracts, sales concessions on settlement date, and advisory fees at the time the services are completed and the income is reasonably determinable.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Property, Equipment and Depreciation

Property and equipment are carried at cost and include expenditures for new additions and those which substantially increase the useful lives of existing assets. Depreciation is computed by the use of the straight-line method. Depreciable lives generally range from 5 to 10 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings.

The provision for depreciation charged to expense amounted to $11,127 for the year ended December 31, 2009.

Long-lived Assets

Long-lived assets, including the Company's property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 810 (originally issued as SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)". Among other items, ASC 810 responds to concerns about the application of certain key provisions of FIN 46(R), including those regarding the transparency of the involvement with variable interest entities. ASC 810 is effective for calendar year companies beginning on January 1, 2010.
The Company does not believe the adoption of ASC 810 will have a significant impact on its financial position, results of operations, cash flows, or disclosures.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Recently Issued Accounting Pronouncements (Continued)

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (a replacement of FASB Statement No. 162)* ("SFAS 168"). ASC SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative GAAP. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure. The Codification was effective for the Company July 1, 2009, and beginning with this report, a new referencing system will be used to identify authoritative accounting standards, replacing the existing references to SFAS, EITF, FSP, etc. Existing standards will be designated by their *Accounting Standards Codification ("ASC")* topical reference and new standards will be designated as *Accounting Standards Updates*, with a year and assigned sequence number.

Note B - Income Taxes:

The Company has elected to be treated as a limited liability company (LLC) for tax purposes. Federal income taxes on the income of an LLC are the responsibility of the members of the Company. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Effective January 1, 2009, U.S generally accepted accounting principles require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months, or that would not sustain an examination by applicable taxing authorities.

The company's policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of income before taxes. For the years ended December 31, 2009, the Company recorded no interest or penalties related to uncertain tax positions.

Note C - Capital Lease Obligation:

Long-term leases relating to the financing of equipment is accounted for as an installment purchase. The capital lease obligation reflects the present value of future rental payments, discounted at the interest rate implicit in the lease, and a corresponding amount is capitalized as the cost of the equipment. The equipment is being depreciated over a period of five years.

Note C – Capital Lease Obligation (Continued):

The following is an analysis of the equipment under capital lease at December 31, 2009:

Equipment	$	27,220
Accumulated depreciation		(7,259)
	$	19,961

Following is a schedule of future minimum lease payments due under the capital lease obligation together with the present value of net minimum lease payments as of December 31, 2009:

Year Ending December 31,		
2010	$	6,696
2011		6,696
2012		6,696
2013		2,510
	$	22,598

Total minimal lease payments	$	22,598
Less amounts representing interest		2,683
Present value of net minimum lease payments		19,915
Less current maturities		5,385
Long-term	$	14,530

Note D - Operating Lease Commitments and Related Party Transactions:

The Company has a noncancellable operating lease with a related party for office facilities that expire in August, 2011. The Company is responsible for the minimum monthly lease payments along with the maintenance and taxes on this property. The Company also has a lease on a vehicle that expires in February, 2011, and an equipment lease that expires March, 2014.

The future minimum lease payments under these operating leases as of December 31, 2009,

Year Ending December 31,		
2010	$	49,194
2011		27,029
2012		956
2013		956
2014		239
	$	78,374

Note E - Retirement Plan:

The Company began a Simple IRA Retirement Plan in 2003 covering its eligible employees. Under the plan, the Company contributes to each participant's account an amount equal to their deferral, but no more than 3 percent of the participant's gross wages. There was no participation in 2009 and plan expenses incurred by the Company were $0 for the year ended December 31, 2009.

Note F - Concentration of Credit Risks:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note G - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $100,000. At December 31, 2009, the Company's net capital was $289,414 which was $189,414 in excess of its minimum net capital requirement.

Note H - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

The Company had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2009. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.

Note I - Subsequent Events:

The Company has evaluated subsequent events through February 23, 2010, the date on which the financial statements were available to be issued.

Note J - Prior Period Adjustment:

An adjustment was made by the Company in order to record a capital lease agreement that was entered into by the Company during the prior year. The prior year property and equipment, net as well as capital lease obligations increased by $24,912 and there was no effect on members' equity at December 31, 2008.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

**Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission**

**To the Board of Directors
WINEBRENNER CAPITAL PARTNERS, LLC
Louisville, Kentucky**

Our report on our audit of the 2009 basic financial statements of WINEBRENNER CAPITAL PARTNERS, LLC, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 23, 2010

WINEBRENNER CAPITAL PARTNERS, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2009

Net Capital	
Total Member's Equity	$ 366,880
Deductions and/or Charges	
Non-allowable property and equipment	58,706
Receivables from non-customers	7,500
Other assets	18,760
Total Deductions and/or Charges	84,966
Net Capital	$ 281,914
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts payable	$ 23,252
Accrued expenses	7,874
Capital lease obligations	19,915
Total Aggregate Indebtedness	$ 51,041
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 100,000
Excess Net Capital	$ 181,914
Excess Net Capital at 1000%	$ 276,810
Ratio: Aggregate Indebtedness to Net Capital	0.18 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2009)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 312,742
Effect of audit adjustments on accounts included in net capital calculation	(30,828)
Net Capital per Above	$ 281,914

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
WINEBRENNER CAPITAL PARTNERS, LLC
Louisville, Kentucky

In planning and performing our audit of the financial statements of WINEBRENNER CAPITAL PARTNERS, LLC, for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 23, 2010